SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number __________
(Check one)

|X| Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended   December 31, 1997

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended_________________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: not applicable


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Sterling Lending Corporation

Former name if applicable   not applicable

Address of principal executive officer (STREET AND NUMBER)   15 South Main
Street, Suite 750

City, state and zip code   Greenville, South Carolina 29601



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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
|X| the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Sterling Lending Corporation (the "Company") could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "10-K") within the prescribed time period (i.e. by March 31, 1998) without unreasonable effort and expense because (1) it believed it would receive no-action relief from the Securities and Exchange Commission (the "Commission") in response to a January 20, 1998 no-action request exempting it from individual periodic reporting requirements under the Securities Exchange Act of 1934, as amended (the "Act"), and (2) the Company was not subject to a full individual independent audit by outside accountants in fiscal year 1996 (the first year of the Company's existence), and such an audit of the Company cannot be completed within the prescribed time period for filing the 10-K.

         The Company is an 80%-owned subsidiary of Emergent Group, Inc. ("Emergent"). The President and Executive Vice President of the Company, who are also directors of the Company, each own 10% of the Company's common stock. The Company has no periodic reporting obligation resulting solely from the issuance of its common stock. The Company has incurred the obligation to file periodic reports under Section 15(d) of the Act only as a result of its guarantee (the "Guarantee") of Emergent's 10-3/4% Senior Notes, due 2004, Series B (the "Notes"), which Notes and Guarantee, as well as the guarantees of 11 other subsidiaries of Emergent, were registered with the Commission on Form S-4, filed on November 3, 1997 (Commission File Number 333-39339).

         The Commission, through prior no-action relief, has permitted similarly-situated subsidiary guarantors to file abbreviated reports on Form 10-K pursuant to General Instruction I thereof so long as certain financial information regarding such subsidiary guarantors is included in their parent's periodic reports. Because of the unique minority ownership of the Company, however,


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Emergent and its subsidiary guarantors, including the Company, have respectfully requested, in a no-action letter, that the Commission excuse the Company from its obligation to file any individual periodic reports so long as certain financial information regarding the Company is included in the periodic reports of Emergent. The no-action request was received by the Commission on January 21, 1998.

         Emergent and the Company expected to receive a reply to their request prior to the filing deadline for the 10-K. The Company believes that there are no investors who would be meaningfully protected by the filing of periodic reports by the Company. The only minority shareholders of the Company are officers and directors of the Company who already have access to even more information about the Company than would be required to be included in the 10-K and who would be responsible for the contents of the 10-K. Thus requiring the Company to file a separate 10-K would not protect investors and would be unduly burdensome on the Company and its minority shareholders. The Company believes that investors in the Notes guaranteed by the Company will be adequately protected by disclosure of the consolidated financial information of Emergent and its subsidiaries, including the Company, in Emergent's 10-K and by additional financial information about Emergent's subsidiaries, including the Company, contained in Emergent's 10-K.

         The Office of Chief Counsel of the Commission's Division of Corporate Finance (the "Office of Chief Counsel") advised the Company's counsel in a telephone conversation on March 16, 1998 that the Commission was unlikely to be able to respond to the Company's request for no-action relief prior to the filing deadline for the Company's 10-K. The Company thereafter began preparing an abbreviated 10-K, following the guidance contained in prior no-action letters, to be filed with the Commission; however, the Company was not independently audited by outside accountants in fiscal year 1996, the first year of the Company's existence. The Company is still gathering the historical data for fiscal year 1996 necessary for the conduct of an independent audit for that year. The Company did not prepare its 10-K prior to the above-mentioned telephone conversation because it believed it would receive the requested relief and because of the burden of preparing the 10-K. Because of the short time period remaining after the above-mentioned telephone conversation before the filing deadline for the 10-K, the Company could not file the 10-K by the prescribed deadline without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Eric K. Graben (corporate counsel)                       (864) 242-8290
             (Name)                               (Area Code) (Telephone Number)

         (2) Have all other periodic reports under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      |X| Yes            [ ] No

         (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      | | Yes            [X] No

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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Sterling Lending Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   3/27/98                    By   /s/ Kevin J. Mast
                                       Kevin J. Mast, Vice President & Treasurer